Royal Spring Water Inc.
14553 Delano Street Suite 217
Van-Nuys CA, 91411

March 30, 2007

Securities and Exchange Commission
Station Place
100 F Street N.E.
Washington, D.C. 20002

Attn:	Janice McGuirk
Blaise Rhodes

Re: Royal Spring Water, Inc. File No. 333-136850

Ladies and Gentlemen:

We are in receipt of your letter to Royal Spring Water, Inc. (the “Company”) dated March 1, 2007. For ease of reference, we have reproduced your comments which are then followed by our responses.

Selling Shareholders, page 12

1.
Please disclose that Mr. Itmar (Itamar) Cohen is a principal beneficial owner of Royal Spring common sock. Please reconcile the spelling of Mr. Cohen's first name. Please disclose Mr. Youssefian's position as officer. Please disclose any other relationships required to be disclosed under Item 507 of Regulation S-B.

Response

In the previous filing, the Maxwell Network Group which is controlled by Itamar Cohen was inadvertently listed as a controlling shareholder of ZAS Investments. This has been removed and corrected. Itamar Cohen is not a principal beneficial owner. As to Mr. Youssefian, he has never been an officer or director in the company

Plan of Distribution, page 14

2.
As previously requested in our letter dated January 18, 2007, comment # 2 please disclose the fixed price at which the securities will be offered and sold until the securities become quoted on the OTCBB or listed on an exchange. Also, if true, please indicate that after such time, the securities maybe offered and sold at market prices or privately negotiated prices. Please revise the cover page is appropriate.

Response

Revised.

Legal Proceedings, page 14

3.
We note that the company recently made an offer with respect to the complaint filed by a former officer of the company. Please expand the discussion to provide more detail regarding the offer and disclose the current status of this proceeding.

Response

Revised.

Involvement in Certain Legal Proceedings - Page 16

4.	If correct, please revise “in disgorgent" to "and disgorgement" in the last line on page 16.

Response

Revised.

Security Ownership - Page 17

5.	Mr. Itamar (or Itmar) Cohen appears to be a principal beneficial shareholder. Please revise this table as appropriate or advise.

Response

Not applicable. See response #1.

Description of Business

Overview, page 19

6.
The new disclosure indicates that Easy-com distributed 29.7 million shares in September 2004 "in anticipation of the reverse merger". As Royal Spring Water Inc. was not incorporated until April 2005, please explain how the Easy.com distribution was "in anticipation of" the combination with Royal Spring Water Inc.

Response

Revised.

7.	Please explain or revise the last sentence of the first paragraph since Mr. Itamar (Itmar) Cohen appears to be a principal beneficial shareholder.

Response

Not applicable. See response #1.

8.
As previously requested in comment #8 from our January 18, 2007 letter, please disclose all the principal terms of the combination between Easy.com and Royal Spring Water, including any consideration of any type received by the shareholders of Easy.com. For example, please explain the issuance of 29.7 million shares by Easy.com in September 2004 "without consideration". Please disclose the consideration received by Mr. Goldstein and Hazen for the 75,000 shares of Royal Spring Water common stock.

Response

We believe that the description of the principal terms of the combination between Easy.com and Royal Spring Water have been adequately and completely explained. No consideration was received by the shareholders as stated in that paragraph. The consideration received by Mr. Goldstein and Mr. Hazan has now been disclosed. It is now stated in the revised overview, that Mr. Goldstein and Mr. Hazan each received 1,489,432 shares of common stock of Easy in exchange for their shares of Royal Spring Water.

9.
In the second paragraph, please identify, by name or class, the 24 shareholders who received 3,000 shares each. Please name the party making this distribution and disclose the date on which this distribution occurred. Please disclose how this distribution was conducted under the federal securities laws.

Response

Revised.

10.	If true, please clarify the table to indicate that the disclosed positions were previously held by the named individuals.

Response

Footnote 5 to the Selling shareholder Table has been added.

Proposed Milestones to Implement Business Operations - Page 22

11.
We note that Phase 4, "Commence Operations” has been completed. Please disclose the date on which operations began and provide a current status of those operations. Further, if Phase 5 is not completed, please explain or revise the reference to “Q1 2007” in the table.

Response

Revised.

Licensing and Water Rights - Page 24

12.	We note the statement that all testing and licensing requirements of the various government bodies have been completed. Please disclose when you passed FDA requirements and specifications.

Response

Revised.

Liquidity and Capital Resources - Page 25

13.	The new disclosure under "Going Concern" on page 26 appears relevant to the disclosure in this section. Please revise.

Response

We have updated both sections as appropriate.

14.	Please disclose the principal terms of the convertible note.

Response

Revised.

15.	The line of credit and the convertible note agreements should be filed as exhibits to the registration statement.

Response

Each of the parties involved in the line of credit and convertible note financing arrangements have requested not to make these documents public. We have however disclosed all the terms in the SB-2 and have provided a courtesy copy to you, filed as correspondence only.

Certain Relationships and Related Transactions - Page 27

16.
Please provide the information required by Item 404(c) of Regulation S-B for Easy.com and Royal Spring Water before the combination with Easy.com. Please provide Item 404(c) (2) disclosure for the individuals taking control of Easy.com in September 2004.

Response

Revised.

Part II

Item 26

17.	Please provide the disclosure required by Item 701 of Regulation S-B for Easy.com before and after the combination with Royal Spring and Royal Spring before its combination with Easy.com.

Response

Revised.

Exhibit 5.1 - Opinion and Consent

18.
We again reiterate the comment from our letter of January 18, 2007 and also our letter dated October 10, 2006. Please revise your legality opinion to indicate that the opinion opines upon Nevada law including the statutory provisions of the Nevada Constitution and all reported judicial decisions interpreting those laws.

Response

Apparently this matter had been previously amended and for some reason did not transmit electronically. It will be resubmitted.

Financial Statements

19.	Your attention is directed to Item 310(g) of Regulation S-B and the need for updated financial statements. Please provide a currently dated consent with any amendment to the registration statement.

Response

Currently dated consent attached as exhibit.

10-QSB for the quarter ended November 30, 2006

Item 2 - Management’s Discussion and Analysis or Plan of Operation

Results of Operations for the Three Months Ended November 30, 2006 - Page 11

20.
We note the significant increase in all expenses in the interim 2006 period as compared to 2005, yet there is no explanation in management's discussion and analysis of the reason(s) for the increase. Please revise you disclosure to provide an analysis for each of the components of your consolidated statements of income. The revisions should describe and quantify underlying material activities that generate income statement variances between periods. If practicable, please ensure to quantify separately the effect of each causal factor that you cite for material changes in your financial statement amounts, as required in Financial Reporting Codification. Section 501.04.

Response

We have expanded our disclosure and analysis in this area.

Liquidity and Capital Resources and Future Funding Requirements - Page 12

21.
Please revise your disclosures here to include an analysis of the components of the statements of cash flows that explains the significant year-to-year variations in the line items (e.g. explanation of the significant change in your inventories and prepaid expenses and deposits). Your analysis of cash flows should not merely recite information presented in the consolidated statement of cash flows. Please refer to the SEC’s interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations [Release No. 33-5350] as it relates to liquidity and capital resources.

Response

We have expanded our disclosure and analysis in this area.

Note 5 - Subsequent Events - Page 8

22.	Tell us and revise to disclose the conversion price of the note, tell us whether you will recognize a beneficial conversion feature, and

If not, please justify your conclusion in view of the fact that the conversion will be "done at a discount to market price."

Response

We have expanded Note 5 to disclose these items.

23.
Tell us and revise to disclose the circumstances under which the warrants will be issued to the Holder, and also tell us the circumstances under which the warrants can be settled (e.g. registered or unregistered shares, net cash settlement, etc.)

Response

We have expanded Note 5 to disclose these items.

24.
Explain to us how you are accounting for the note, warrants and beneficial conversion feature. Please reference the specific literature that supports your conclusion. Please submit a courtesy copy (copies) of the Note Agreement and Warrant Agreement.

Response

We have expanded Note 5 to disclose these items.

Form 10KSB and Subsequent Quarterly Reports

25.	Please revise these filings to comply with the above comments as appropriate.

Response

We will file an amended 10QSB for November 2006 to comply with these comments. Subsequent filings will also comply with these comments. There are no significant changes to the 10KSB for August 2006 that requires a revised filing.

Please contact the undersigned with any further comments or questions you may have.

Very truly yours,

Spence Walker, CPA
Accounting Advisor
905-474-5593